Mr. Daniel Gordon

Branch Chief

United States Securities and

    Exchange Commission

Washington, D.C. 20549

Re: Rayonier Inc.

Form 10-K for the year ended December 31, 2008

Filed 2/27/09

File No. 001-06780

Dear Mr. Gordon:

The following is in response to your letter dated April 6, 2009 regarding the review of Rayonier's 2008 Form 10-K.

Note 2. Summary of Significant Accounting Policies, page F-8

Timber, page F-10

    Please advise us of your basis for capitalizing real estate taxes and lease rental payments related to timber assets, and quantify the amount carried on your balance sheet as of December 31, 2008.

Our accounting policy for timber is to capitalize costs over the entire growth cycle, including costs related to acquiring, planting and growing timber. The length of growth cycles range from 20 years for our Southeast timber to 40 years for our Northwest timber. Capitalized costs are expensed as depletion when the timber is sold, which appropriately matches costs to benefits.

Although there is no authoritative accounting literature under U.S. Generally Accepted Accounting Principles pertaining to the accounting for timber, accounting principles for similar transactions allow for the capitalization of costs incurred while bringing an asset to its "existing condition". We view timber as long-term inventory and accordingly capitalize related overhead costs such as real estate taxes and lease rental payments that are incurred to grow the timber (inventory) to its "existing condition". This treatment is consistent with the capitalization allowed under the following pronouncements:

* Chapter 4, Statement 3 of Accounting Research Bulletin ("ARB") No. 43, Restatement and Revision of Accounting Research Bulletins ("ARB 43") states that inventoriable costs include "the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location". This includes overhead and other carrying costs incurred while bringing inventory to its existing condition, such as real estate taxes and lease payments.

In addition, Chapter 10A of ARB 43, paragraph 17 states that real estate taxes, besides being charged to operating expenses, may be charged to accounts which they are deemed to apply, including overhead. As stated above, we consider real estate taxes to be overhead costs directly related to growing timber.

* Paragraph 25 of Statements of Financial Accounting Concepts 6, Elements of Financial Statements ("Concept 6") defines an asset as "probable future economic benefits obtained or controlled by a particular entity as a result of transactions or events." We incur the cost of real estate taxes and lease payments solely for the purpose of growing timber and believe these costs aggregated with our other costs to grow timber provide probable future economic benefit.

Due to the long-term nature of our timber inventory, we do not separately track individual costs that have been capitalized into timber inventory, the costs relieved through depletion, or the amounts of individual costs remaining in the ending balance of timber inventory. Therefore, we are unable to provide the balance of real estate taxes and lease payments that remain capitalized as of December 31, 2008. However, we can quantify the amount of real estate taxes and lease payments capitalized each year. In 2008, we capitalized approximately $9 million in real estate taxes and $7 million in lease payments.

Note 19. Incentive Stock Plans, page F-31

Non-Qualified Employee Stock Options, page F-33

    Please advise us how you calculated the aggregate intrinsic value for options outstanding, vested and expected to vest, and exercisable at December 31, 2008. Please explain to us and disclose in future filings the difference between "options vested and expected to vest" and "options exercisable."

We calculated the intrinsic value for options as the difference between the market value of our stock as of December 31, 2008 and the exercise price of the options. The intrinsic values for options outstanding, options vested and expected to vest, and options exercisable were the same as of December 31, 2008 because all unvested options had an intrinsic value of $0. Unvested options had exercise prices ranging from $38.60 to $46.59, which were higher than the December 31, 2008 closing stock price of $31.35.

"Options exercisable" represent options that are vested at the end of the reporting period. "Options vested and expected to vest" represent options exercisable, plus unvested options, less an estimate for forfeitures. We will disclose this difference in future filings.

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or if additional information is needed.

Sincerely,

/s/ Hans E. Vanden Noort

Hans E. Vanden Noort

Senior Vice President and Chief Financial Officer